SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1

(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 3)*

JFrog Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M6191J 100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M6191J 100	13 G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Gemini Israel V Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,830,260
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,830,260

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,830,260
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.74% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This Schedule 13G is filed on behalf of Gemini Israel V Limited Partnership (“Gemini V”), Gemini Capital Associates V LP (“Gemini Associates LP”), Gemini Capital Associates V GP, Ltd. (“Gemini Associates GP”), Gemini Partners Investors V L.P. (“Gemini Partners”), Gemini Israel Funds IV Ltd. (“Gemini Israel”), Menashe Ezra (“Ezra”) and Yossi Sela (“Sela”) (collectively, the “Reporting Persons”). Gemini Associates GP is the general partner of Gemini Associates LP, which is the general partner of Gemini V, and each of Gemini Associates GP and Gemini Associates LP may be deemed to beneficially own the ordinary shares of the issuer held by Gemini V. Gemini Israel is the general partner of Gemini Partners and may be deemed to beneficially own the ordinary shares of the issuer held by Gemini Partners. Ezra and Sela are the managing partners of Gemini Associates GP and Gemini Israel, and each of Ezra and Sela may therefore be deemed to beneficially own the ordinary shares of the issuer held by Gemini V and Gemini Partners. Each of Gemini Associates GP, Gemini Associates LP, Gemini Israel, Ezra and Sela hereby disclaims beneficial ownership of the ordinary shares of the issuer held by Gemini V and Gemini Partners except to the extent of its or his pecuniary interest therein. The Reporting Persons may be deed to a be a “group” for purposes of Section 13 of the Securities and Exchange Act of 1934 and hereby expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Based on 104,887,026 of the Issuer’s ordinary shares outstanding as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP NO. M6191J 100	13 G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Gemini Capital Associates V L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,830,260
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,830,260

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,830,260
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.74% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This Schedule 13G is filed on behalf of Gemini Israel V Limited Partnership (“Gemini V”), Gemini Capital Associates V LP (“Gemini Associates LP”), Gemini Capital Associates V GP, Ltd. (“Gemini Associates GP”), Gemini Partners Investors V L.P. (“Gemini Partners”), Gemini Israel Funds IV Ltd. (“Gemini Israel”), Menashe Ezra (“Ezra”) and Yossi Sela (“Sela”) (collectively, the “Reporting Persons”). Gemini Associates GP is the general partner of Gemini Associates LP, which is the general partner of Gemini V, and each of Gemini Associates GP and Gemini Associates LP may be deemed to beneficially own the ordinary shares of the issuer held by Gemini V. Gemini Israel is the general partner of Gemini Partners and may be deemed to beneficially own the ordinary shares of the issuer held by Gemini Partners. Ezra and Sela are the managing partners of Gemini Associates GP and Gemini Israel, and each of Ezra and Sela may therefore be deemed to beneficially own the ordinary shares of the issuer held by Gemini V and Gemini Partners. Each of Gemini Associates GP, Gemini Associates LP, Gemini Israel, Ezra and Sela hereby disclaims beneficial ownership of the ordinary shares of the issuer held by Gemini V and Gemini Partners except to the extent of its or his pecuniary interest therein. The Reporting Persons may be deed to a be a “group” for purposes of Section 13 of the Securities and Exchange Act of 1934 and hereby expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Based on 104,887,026 of the Issuer’s ordinary shares outstanding as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP NO. M6191J 100	13 G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Gemini Capital Associates V GP Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,830,260
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,830,260

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,830,260
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.74% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This Schedule 13G is filed on behalf of Gemini Israel V Limited Partnership (“Gemini V”), Gemini Capital Associates V LP (“Gemini Associates LP”), Gemini Capital Associates V GP, Ltd. (“Gemini Associates GP”), Gemini Partners Investors V L.P. (“Gemini Partners”), Gemini Israel Funds IV Ltd. (“Gemini Israel”), Menashe Ezra (“Ezra”) and Yossi Sela (“Sela”) (collectively, the “Reporting Persons”). Gemini Associates GP is the general partner of Gemini Associates LP, which is the general partner of Gemini V, and each of Gemini Associates GP and Gemini Associates LP may be deemed to beneficially own the ordinary shares of the issuer held by Gemini V. Gemini Israel is the general partner of Gemini Partners and may be deemed to beneficially own the ordinary shares of the issuer held by Gemini Partners. Ezra and Sela are the managing partners of Gemini Associates GP and Gemini Israel, and each of Ezra and Sela may therefore be deemed to beneficially own the ordinary shares of the issuer held by Gemini V and Gemini Partners. Each of Gemini Associates GP, Gemini Associates LP, Gemini Israel, Ezra and Sela hereby disclaims beneficial ownership of the ordinary shares of the issuer held by Gemini V and Gemini Partners except to the extent of its or his pecuniary interest therein. The Reporting Persons may be deed to a be a “group” for purposes of Section 13 of the Securities and Exchange Act of 1934 and hereby expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Based on 104,887,026 of the Issuer’s ordinary shares outstanding as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP NO. M6191J 100	13 G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Gemini Partners Investors V L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-4456892
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,488
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,488

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,488
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.02% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This Schedule 13G is filed on behalf of Gemini Israel V Limited Partnership (“Gemini V”), Gemini Capital Associates V LP (“Gemini Associates LP”), Gemini Capital Associates V GP, Ltd. (“Gemini Associates GP”), Gemini Partners Investors V L.P. (“Gemini Partners”), Gemini Israel Funds IV Ltd. (“Gemini Israel”), Menashe Ezra (“Ezra”) and Yossi Sela (“Sela”) (collectively, the “Reporting Persons”). Gemini Associates GP is the general partner of Gemini Associates LP, which is the general partner of Gemini V, and each of Gemini Associates GP and Gemini Associates LP may be deemed to beneficially own the ordinary shares of the issuer held by Gemini V. Gemini Israel is the general partner of Gemini Partners and may be deemed to beneficially own the ordinary shares of the issuer held by Gemini Partners. Ezra and Sela are the managing partners of Gemini Associates GP and Gemini Israel, and each of Ezra and Sela may therefore be deemed to beneficially own the ordinary shares of the issuer held by Gemini V and Gemini Partners. Each of Gemini Associates GP, Gemini Associates LP, Gemini Israel, Ezra and Sela hereby disclaims beneficial ownership of the ordinary shares of the issuer held by Gemini V and Gemini Partners except to the extent of its or his pecuniary interest therein. The Reporting Persons may be deed to a be a “group” for purposes of Section 13 of the Securities and Exchange Act of 1934 and hereby expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Based on 104,887,026 of the Issuer’s ordinary shares outstanding as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP NO. M6191J 100	13 G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Gemini Israel Funds IV Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,488
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,488

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,488
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.02% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This Schedule 13G is filed on behalf of Gemini Israel V Limited Partnership (“Gemini V”), Gemini Capital Associates V LP (“Gemini Associates LP”), Gemini Capital Associates V GP, Ltd. (“Gemini Associates GP”), Gemini Partners Investors V L.P. (“Gemini Partners”), Gemini Israel Funds IV Ltd. (“Gemini Israel”), Menashe Ezra (“Ezra”) and Yossi Sela (“Sela”) (collectively, the “Reporting Persons”). Gemini Associates GP is the general partner of Gemini Associates LP, which is the general partner of Gemini V, and each of Gemini Associates GP and Gemini Associates LP may be deemed to beneficially own the ordinary shares of the issuer held by Gemini V. Gemini Israel is the general partner of Gemini Partners and may be deemed to beneficially own the ordinary shares of the issuer held by Gemini Partners. Ezra and Sela are the managing partners of Gemini Associates GP and Gemini Israel, and each of Ezra and Sela may therefore be deemed to beneficially own the ordinary shares of the issuer held by Gemini V and Gemini Partners. Each of Gemini Associates GP, Gemini Associates LP, Gemini Israel, Ezra and Sela hereby disclaims beneficial ownership of the ordinary shares of the issuer held by Gemini V and Gemini Partners except to the extent of its or his pecuniary interest therein. The Reporting Persons may be deed to a be a “group” for purposes of Section 13 of the Securities and Exchange Act of 1934 and hereby expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Based on 104,887,026 of the Issuer’s ordinary shares outstanding as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP NO. M6191J 100	13 G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Menashe Ezra I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,848,748
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,848,748

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,848,748
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13G is filed on behalf of Gemini Israel V Limited Partnership (“Gemini V”), Gemini Capital Associates V LP (“Gemini Associates LP”), Gemini Capital Associates V GP, Ltd. (“Gemini Associates GP”), Gemini Partners Investors V L.P. (“Gemini Partners”), Gemini Israel Funds IV Ltd. (“Gemini Israel”), Menashe Ezra (“Ezra”) and Yossi Sela (“Sela”) (collectively, the “Reporting Persons”). Gemini Associates GP is the general partner of Gemini Associates LP, which is the general partner of Gemini V, and each of Gemini Associates GP and Gemini Associates LP may be deemed to beneficially own the ordinary shares of the issuer held by Gemini V. Gemini Israel is the general partner of Gemini Partners and may be deemed to beneficially own the ordinary shares of the issuer held by Gemini Partners. Ezra and Sela are the managing partners of Gemini Associates GP and Gemini Israel, and each of Ezra and Sela may therefore be deemed to beneficially own the ordinary shares of the issuer held by Gemini V and Gemini Partners. Each of Gemini Associates GP, Gemini Associates LP, Gemini Israel, Ezra and Sela hereby disclaims beneficial ownership of the ordinary shares of the issuer held by Gemini V and Gemini Partners except to the extent of its or his pecuniary interest therein. The Reporting Persons may be deed to a be a “group” for purposes of Section 13 of the Securities and Exchange Act of 1934 and hereby expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Based on 104,887,026 of the Issuer’s ordinary shares outstanding as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP NO. M6191J 100	13 G	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS Yossi Sela I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 329,359 (2)
	6	SHARED VOTING POWER 1,848,748
	7	SOLE DISPOSITIVE POWER 329,359 (2)
	8	SHARED DISPOSITIVE POWER 1,848,748

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,178,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13G is filed on behalf of Gemini Israel V Limited Partnership (“Gemini V”), Gemini Capital Associates V LP (“Gemini Associates LP”), Gemini Capital Associates V GP, Ltd. (“Gemini Associates GP”), Gemini Partners Investors V L.P. (“Gemini Partners”), Gemini Israel Funds IV Ltd. (“Gemini Israel”), Menashe Ezra (“Ezra”) and Yossi Sela (“Sela”) (collectively, the “Reporting Persons”). Gemini Associates GP is the general partner of Gemini Associates LP, which is the general partner of Gemini V, and each of Gemini Associates GP and Gemini Associates LP may be deemed to beneficially own the ordinary shares of the issuer held by Gemini V. Gemini Israel is the general partner of Gemini Partners and may be deemed to beneficially own the ordinary shares of the issuer held by Gemini Partners. Ezra and Sela are the managing partners of Gemini Associates GP and Gemini Israel, and each of Ezra and Sela may therefore be deemed to beneficially own the ordinary shares of the issuer held by Gemini V and Gemini Partners. Each of Gemini Associates GP, Gemini Associates LP, Gemini Israel, Ezra and Sela hereby disclaims beneficial ownership of the ordinary shares of the issuer held by Gemini V and Gemini Partners except to the extent of its or his pecuniary interest therein. The Reporting Persons may be deed to a be a “group” for purposes of Section 13 of the Securities and Exchange Act of 1934 and hereby expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The reported ordinary shares of the Issuer represent stock units held directly by Yossi Sela, 22,176 stock units of which are restricted. 1,957 of the restricted stock units will become fully vested on February 16, 2024, and an additional 1,957 of the restricted stock units will become fully vested on May 16, 2024.

(3)

Based on 104,887,026 of the Issuer’s ordinary shares outstanding as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP NO. M6191J 100	13 G	Page 9 of 12 Pages

Item 1(a)	Name of Issuer:

JFrog Ltd.

Item 1(b)	Address of Issuer’s principal executive offices:

270 E. Caribbean Drive

Sunnyvale, California 94089

Items 2(a) Name	of Reporting Persons filing:

Each of the following is a reporting person (“Reporting Person”):

Gemini Israel V Limited Partnership

Gemini Capital Associates V L.P.

Gemini Capital Associates V GP Ltd.

Gemini Partners Investors V L.P.

Gemini Israel Funds IV Ltd.

Menashe Ezra

Yossi Sela

Item 2(b)	Address or principal business office or, if none, residence:

The principal business address of each Reporting Person is:

c/o Gemini Israel Ventures

1 Shankar St , WeWork, 1st Floor

Herzliya, Israel

Item 2(c)	Citizenship:

Reference is made to the response to item 4 on each of pages 2-8 of this Schedule 13G (this “Schedule”), which responses are incorporated herein by reference.

Item 2(d)	Title of class of securities:

Ordinary Shares, par value NIS 0.01 per share

Item 2(e)	CUSIP No.:

M6191J 100

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4	Ownership

Reference is hereby made to the responses to items 5-9 and 11 of pages 2—8 of this Schedule, which responses are incorporated by reference herein.

CUSIP NO. M6191J 100	13 G	Page 10 of 12 Pages

Gemini Capital Associates V LP (Gemini Associates LP) is the general partner of Gemini Israel V Limited Partnership (Gemini V) and Gemini Capital Associates V GP, Ltd. (Gemini Associates GP) is the general partner of Gemini Associates LP. Gemini Israel Funds IV Ltd. (Gemini Israel) is the general partner of Gemini Partners Investors V L.P. (Gemini Partners). Menashe Ezra and Yossi Sela are the managing partners of Gemini Associates GP and Gemini Israel. Each of Gemini Associates LP, Gemini Associates GP, Gemini Israel, Ezra and Sela hereby disclaims beneficial ownership of the ordinary shares held by Gemini V and Gemini Partners except to the extent of its or his pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

GEMINI ISRAEL V LIMITED PARTNERSHIP

By: GEMINI CAPITAL ASSOCIATES V GP LTD.

Its: General Partner

By:	/s/ Yossi Sela	By:	/s/ Menashe Ezra
Name:	Yossi Sela	Name:	Menashe Ezra
Title:	Managing Partner	Title:	Managing Partner

GEMINI CAPITAL ASSOCIATES V L.P.

By: GEMINI CAPITAL ASSOCIATES V GP LTD.

Its: General Partner

By:	/s/ Yossi Sela	By:	/s/ Menashe Ezra
Name:	Yossi Sela	Name:	Menashe Ezra
Title:	Managing Partner	Title:	Managing Partner

GEMINI CAPITAL ASSOCIATES V GP LTD.

By:	/s/ Yossi Sela	By:	/s/ Menashe Ezra
Name:	Yossi Sela	Name:	Menashe Ezra
Title:	Managing Partner	Title:	Managing Partner

GEMINI PARTNERS INVESTORS V L.P.

By: GEMINI ISRAEL FUNDS IV, LTD.

Its: General Partner

By:	/s/ Yossi Sela	By:	/s/ Menashe Ezra
Name:	Yossi Sela	Name:	Menashe Ezra
Title:	Managing Partner	Title:	Managing Partner

GEMINI ISRAEL FUNDS IV LTD.

By:	/s/ Yossi Sela	By:	/s/ Menashe Ezra
Name:	Yossi Sela	Name:	Menashe Ezra
Title:	Managing Partner	Title:	Managing Partner

/s/ Menashe Ezra
Menashe Ezra

/s/ Yossi Sela
Yossi Sela